SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO-C

(RULE 13E-4) TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SCITEX CORPORATION LTD.

(Name of Subject Company (Issuer))

SCITEX CORPORATION LTD. (ISSUER)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

ORDINARY SHARES, NIS 0.12 NOMINAL (PAR) VALUE PER SHARE

(Title of Class of Securities)

809090103

(CUSIP Number of Class of Securities)

Yahel Shachar
Chief Financial Officer
Scitex Corporation Ltd.
Tel: + (972) 3-607-5855
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With Copies to:
David Fox, Esq	Oded Eran, Adv.
Skadden, Arps, Slate, Meagher & Flom LLP	Nechama Brin, Adv.
Four Times Square, New York, New York 10036	Goldfarb, Levy, Eran & Co.
Telephone: (212) 735-3000	2 Ibn Gvirol Street
Tel Aviv 64077, Israel
Telephone: (972 3) 608 9999

CALCULATION OF FILING FEE
TRANSACTION VALUATION	AMOUNT OF FILING FEE
N/A*	N/A*
*	Pursuant to Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Checkbox if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________________	Filing Party: __________________________
Form or Registration No.:____________________	Date Filed: ___________________________

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

NEWS

FOR IMMEDIATE RELEASE

Scitex’s Shareholders Approve
Cash Distribution and Self Tender Offer

Tel Aviv, Israel – April 25, 2004. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX) announced that at its shareholder meeting held today, shareholders approved the Company’s proposed distribution of up to $2.00 per share in cash to the shareholders and the repurchase of a portion of the Company’s outstanding ordinary shares for aggregate consideration of up to $32 million by means of a self tender offer. Shareholders also approved the election of Mr. Nachum Shamir to Scitex’s board of directors as well as other proposals on the meeting agenda.

Scitex also recently obtained the approval of the Tel Aviv District Court for the cash distribution and self tender offer. The cash distribution and self tender offer are subject to satisfaction of all remaining conditions, including the determination of the withholding tax rates applicable to these transactions. Subject to satisfaction of the remaining conditions, Scitex expects to complete the cash distribution and the self tender offer in the next few months.

This is not an offer to buy or the solicitation of an offer to sell any ordinary shares. The possible tender offer that is described in this press release has not yet commenced. Once a tender offer commences, Scitex will file a tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) with the Securities and Exchange Commission (SEC) and the Israeli Securities Authority (ISA). Shareholders should read the tender offer statement when it becomes available because it will contain important information about the offer. The tender offer statements and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting Scitex’s corporate secretary at 972-3-6075855. Shareholders are urged to read these materials carefully before making any decision with respect to any tender offer.

Scitex Corporation Ltd.

Scitex shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.scitex.com.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, (7) risks relating to the integration of new businesses, (8) uncertainty of outcome of shareholders litigation, (9) uncertainty as to the completion or timing of the contemplated cash distribution and self tender offer and (10) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd.

Contacts

Scitex Corporation Ltd.
Yahel Shachar
Chief Financial Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail:	yahel.shachar@scitex.co.il